

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Robert Spignesi
President and Chief Executive Officer
Rapid Micro Biosystems, Inc.
1001 Pawtucket Boulevard West, Suite 280
Lowell, MA 01854

      Re: **Rapid Micro Biosystems, Inc.**
               Amendment No. 2 to the Draft Registration Statement on Form S-1
               Exhibit No. 10.12
               Submitted June 10, 2021
               CIK No. 0001380106

Dear Mr. Spignesi:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                      Sincerely,

                                      Division of Corporation Finance